SECOND AMENDMENT TO OPERATING AGREEMENT

THIS SECOND AMENDMENT TO OPERATING AGREEMENT ("Amendment") for Experience Tech, LLC, a Kentucky limited liability company (the "Company"), is dated as of the 15 day of August 2023, by the undersigned Members of the Company.

Recitals

WHEREAS, the Members have executed that certain Operating Agreement of the Company, with an effective date of August 30, 2022, as amended by that certain First Amendment to Operating Agreement, dated July 12, 2023 (collectively, the "Agreement").

WHEREAS, in accordance with Section 11.03 of the Agreement, the Members desire to amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the adequacy, receipt, and sufficiency of which being hereby acknowledged, the Members agree as follows:

1. The following shall be added as a new definition to Section 1.01 of the Agreement:

"**Class B Pro Rata Share**" shall mean a fraction, the numerator of which shall be the number of Class B Units held by an Existing Class B Member and the denominator of which shall be the total number of Class B Units held by all Members holding Class B Units.

2. The following shall be added as a new definition to Section 1.01 of the Agreement:

"**Effective Date**" shall mean August 30, 2022.

3. The following shall be added as a new Section 3.08 to the Agreement:

3.08. Anti-Dilution. If at any time within two (2) years following the Effective Date, the Company issues or sells additional Class B Units (each, individually, a "Class B New Issuance") for consideration in an amount which is less than the Per Unit Value then in effect for a Class B Unit (herein a "Class B Dilutive Transaction"), the number of Class B Units held by those Members holding one hundred (100) or more Class B Units prior to the subject Class B Dilutive Transaction (the "Existing Class B Members") will automatically be increased (and the additional number of Class B Units to which the Existing Class B Members shall become entitled pursuant to this Section 3.08 shall be issued to the Existing Class B Members concurrently with the consummation of the applicable Class B Dilutive Transaction), a number of Class B Units sufficient to assure that each such Existing Class B Member will have the same Class B Pro Rata Share

immediately following the subject Class B Dilutive Action that such Existing Class B Member had immediately prior to the subject Class B Dilutive Action. In the event that any Existing Class B Member participates in any Class B Dilutive Transaction, as an investor, the issuance contemplated by this Section 3.08 shall be in addition to any issuances to such Existing Class B Member made in connection with the subject Class B Dilutive Transaction.

4. Section 11.03 of the Agreement is hereby deleted in its entirety and replaced with the following:

> **Section 11.03. Amendments.** This Agreement may not be amended except by the written agreement following the Super-Majority Vote of the Members; provided, however, the Company may make such ministerial amendments to Schedule A as are necessary to reflect changes in the Members, the Members' Units, the Members' Percentage Interests, the Members' Voting Percentage and/or the Members' Notice Addresses pursuant to the terms of this Operating Agreement.

5. If any provision of this Amendment or the application of such provision to any Person or circumstance shall be held invalid by a court or tribunal of competent jurisdiction, the remainder of this Amendment, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

6. All capitalized terms set forth herein not otherwise defined shall have the meaning set forth in the Agreement.

7. Except as set forth herein, the terms and conditions of the Agreement shall remain unaffected and in full force and effect.

8. This Amendment may be executed in any number of counterparts, each of which will, when taken together, be considered one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date written above.

"COMPANY"

EXPERIENCE TECH, LLC,
a Kentucky limited liability company

DocuSigned by:
Eddie Fieldhouse
By:__E1B6B251FDBE4C2...____________
Edwin B. Fieldhouse, III, Chief Executive Officer

"MEMBERS"

DocuSigned by:
Eddie Fieldhouse
__E1B6B251FDBE4C2...____________
Edwin B. Fieldhouse, III

SLINGSHOT VENTURES, LLC,
a Kentucky limited liability company

DocuSigned by:
David Galownia
By:__936077D192C2486...____________
David Galownia, Manager